Balance Sheet

Kai's Kookies LLC
As of December 31, 2020

Account	Dec 31, 2020	Dec 31, 2019
Assets		
Current Assets		
Cash and Cash Equivalents		
CHASE BUS TOTAL SAV	7,300.26	-
Chase Business	3,861.38	8,298.38
USD PayPal	256.90	-
Total Cash and Cash Equivalents	**11,418.54**	**8,298.38**
Prepayments	-	3,922.28
Total Current Assets	**11,418.54**	**12,220.66**
Fixed Assets		
Office Equipment	4,121.00	-
Total Fixed Assets	**4,121.00**	**-**
Total Assets	**15,539.54**	**12,220.66**
Liabilities and Equity		
Liabilities		
Current Liabilities		
chase ink twalker	-	133.00
Historical Adjustment	-	(1,285.35)
Kai's Kookies Chase Ink	14,587.24	3,603.65
Sales Tax	-	2,560.86
SBA loan	1,900.00	-
Shopify Sales Tax Collected	-	104.41
Total Current Liabilities	**16,487.24**	**5,116.57**
Long Term Liabilities		
Loan	-	559.44
Paypal Control Account	(6.00)	-
Total Long Term Liabilities	**(6.00)**	**559.44**
Total Liabilities	**16,481.24**	**5,676.01**
Equity		
Current Year Earnings	(3,545.68)	2,196.40
Owners Contribution	13,255.84	11,598.25
Owners Draw	(7,888.25)	(2,289.99)
Retained Earnings	(2,763.61)	(4,960.01)
Total Equity	**2,603.98**	**4,348.25**
Total Liabilities and Equity	**15,539.54**	**12,220.66**